February 23, 2007

Ms. Sara Kalin
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Structured Asset Mortgage Investments II Inc. Registration No. 333-140247

Dear Ms. Kalin:

Pursuant to telephone conversations with our counsel regarding the risk factor about how recent developments in the residential mortgage market may adversely affect the market value of securities, we plan to disclose the risk factor substantially in the form attached hereto as Exhibit A in most prospectus supplements associated with a takedown off the shelf. However, we may decide to remove the risk factor in certain takedowns that do not appear to pose such a risk. Such situations may include any securitization primarily secured by fixed-rate prime mortgage assets with 15- or 30-year maturities.

Very truly yours, STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By:	/s/ Joseph T. Jurkowski, Jr.
Name:	Joseph T. Jurkowski, Jr.
Title:	Vice President

EXHIBIT A

Recent Developments in the Residential Mortgage Market May Adversely Affect the Market Value of Your Securities

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of your securities. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase, particularly in the subprime sector. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

Another factor that may in the future contribute to higher delinquency rates is the potential increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable payment mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

You should consider that the general market conditions discussed above may adversely affect the performance and market value of your securities.